February 1, 2008

VIA EDGAR

Ms. Alison White

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                               ING Partners, Inc. (on behalf of ING Templeton Foreign Equity Portfolio)

(File Nos. 333-148473)

Dear Ms. White:

This letter responds to comments that you provided to Christopher C. Okoroegbe, Steven Drachman and Jutta M. Frankfurter in a telephone conversation on January 28, 2008, in connection with your review of the Registration Statement filed on Form N-14 on behalf of ING Templeton Foreign Equity Portfolio (the “Acquiring Portfolio”), a series of ING Partners, Inc. (the “Registrant”), on January 4, 2008.  The comments, and the Registrant’s responses, are as follows:

I.                                         GENERAL PROXY STATEMENT/PROSPECTUS COMMENTS

1.                                       Comment – Summary. The expense limitations described in the bullet point on page 4 are described as continuing through March 1, 2010, although the correct date is May 1, 2010.  Please make this correction.

Response:  The disclosure has been revised to state “May 1, 2010.”

2.                                       Comment – Summary.  Revise the expense table on page 4 to comply with the format as required by Item 3 of Form N-1A.

Response:  Pursuant Item 3(a) of Form N-14, the Registrant has provided a detailed discussion and comparison of the fees and expenses of the Portfolios under the section “Comparison of Fees and Expenses,” which complies with Item 3(a) of Form N-14 as well as Item 3 of Form N-1A. Item 3(b) of Form N-14 requires the Registrant at the beginning of the Proxy Statement/Prospectus to provide a synopsis of the information contained in the Proxy Statement/Prospectus. Form N-14 requires the Registrant to provide in the synopsis a clear and concise discussion of the key features of the transaction, of the registrant and of the company being acquired. This clear and concise discussion may include any “significant consideration” a shareholder should consider in evaluating the reorganization. See Item 3(b)(4). In addition to comparing, among other things, the size, portfolio management, performance, and the investment objectives and strategies of the Acquiring Portfolio and ING JPMorgan International Portfolio (the “Acquired Portfolio” and with the Acquiring Portfolio, the “Portfolios”) as required by Item 3(b) of Form N-14, the Registrant also provides a side-by-side comparison summary (in addition to the information provided pursuant to Item 3(a) of Form N-14) of the gross and net expenses for both Portfolios and the Combined Portfolio before and after the Reorganization. We believe that a comparison of expenses before and after the Reorganization should be included in any summary discussion of the key features of the Reorganization, the Acquiring Portfolio and the Acquired Portfolio since a comparison of expenses borne by shareholders before and after the Reorganization is a significant consideration in assisting shareholders in making an informed decision about the Reorganization. We also note that the purpose of Form N-14 is to provide essential information about the Registrant and the Reorganization in a clear, concise and understandable manner to assist investors in making informed decisions about whether to purchase the securities being offered. The organization of this Proxy Statement/Prospectus is consistent with those that have been filed by the Registrant as well as other ING registrants in the past and, we believe, is consistent with the overall purpose of Form N-14.

3.                                       Comment – Summary.  Please disclose the amounts of the expense limitation agreement referenced in footnote 1 on page 5.

Response:  The disclosure has been revised to include the contractually agreed amounts of the expense limitation.  The following language will be added to the footnote:

“Pursuant to this expense limitation agreement, the expense limits for Templeton Foreign Equity Portfolio are: 1.48%, 0.98% and 1.23% for ADV Class, Class I and Class S shares, respectively.”

4.                                       Comment - Summary.  Please describe the expense waiver that is reflected in the table on page 4 with respect to the Target Portfolio.

Response:  A footnote has been added to include a description of the expense waiver in response to your comment.

“(1)   DSL, the Adviser, has contractually agreed to waive a portion of the advisory fee for JPMorgan International Portfolio.  Based upon net assets as of June 30, 2007, the advisory fee waiver equals (0.01)%.  This advisory fee waiver will continue through at least May 1, 2009.  There is no guarantee that this wavier will continue after this date.”

II.                                     ACCOUNTING COMMENTS

5.                                       Comment – Comparison of Fund Performance.  Please include an appropriate heading to the table on page 14.

Response:      The title “Average Annual Total Returns (For the periods ended December 31, 2006)” has been added to the table on page 14.

6.                                       Comment – Annual Portfolio Operating Expenses.  Do not reflect contractual waivers in this table unless they extend a year beyond the date of the prospectus.

Response:   The expense limitation agreements have been renewed and will continue through at least May 1, 2009.  The table has been revised to reflect this extension.

7.                                       Comment – Pro Forma Statement of Assets and Liabilities.  Please include a tick mark explaining the $64,000 adjustment under Other Accrued Expenses and Liabilities.

Response:  The requested reference has been added.  A reference to footnote (A) has been added to the $64,000 adjustment.

8.                                       Comment – Statement of Operations.  Please include the name of the surviving portfolio in the pro forma combined column.

Response:  ING Templeton Foreign Equity Portfolio has been added to the pro forma combined column as you requested.

9.                                       Comment – Schedule of Investments.  Please identify the entire statement as “unaudited.”

Response:   The requested disclosure has been added.

10.                                 Comment – Schedule of Investments.   Footnote (L) is not defined, although it is used in the schedule.  Please correct this discrepancy.

Response:  A footnote (L) has been added and states “L   Loaned security, a portion or all of the security is on loan.”

11.                                 Comment – Schedule of Investments.   Since no adjustments are shown on the schedule, please include a statement that “as of June 30, 2007, all investments held by the target portfolio would comply with restrictions and objectives of the acquiring portfolio.”

Response:  The disclosure in the Schedule of Investments identifies the securities that are expected to be sold prior to or shortly after the proposed merger.  Furthermore, this comment was withdrawn by the Staff on January 31, 2008.

12.                                 Comment – Notes to Pro Forma Financial Statements.   Please state which portfolio will be the survivor for accounting purposes.

Response:  Note 1 to the Pro Forma Financial Statements will state “The Merger will be accounted for as a tax-free merger of investment companies with Templeton Foreign Equity Portfolio as the accounting survivor.”

III.                                 MISCELLANEOUS

13.                                 Comment.  The powers of attorney are too broad under Rule 483(b) and must instead be drafted to relate specifically to this filing.

Response:   Rule 483(b) provides that the “power of attorney that is filed with the Commission shall relate to a specific filing, an amendment thereto, or a related registration statement….” Registrant’s Power of Attorney relates to all Registration Statements filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Investment Company Act of 1940, and each amendment thereto.  The Board signs the Powers of Attorney each year in connection with the annual update process.  The Powers of Attorney provide the Registrant’s Securities Act file number.  The Powers of Attorney relates to the Registrant’s Form N-14 filed on January 4, 2008 and each amendment thereto, and accordingly is consistent with Rule 483(b).

14.                                 Comment.   Please provide the required “Tandy Letter” along with your response.

Response:  The requested representation letter is attached.

15.                                 Comment.  Please update the appendix relating to the market timing disclosure to state that the information sharing agreement required by Rule 22c-2 have been entered into.

Response:  The disclosure has been revised. Please see Exhibit A.

*                                         *                                         *

We hope you find our response to your comments to be responsive.  If you have any additional questions, please do not hesitate to contact me at (202)261-3484.

Regards,

/s/ Jutta M. Frankfurter

Attachments

cc:	Christopher C. Okoroegbe
ING Investments, LLC

Jeffrey S. Puretz
Steven S. Drachman
Dechert LLP

Exhibit A

Frequent Trading – Market Timing

The Portfolio is intended for long-term investment and not as a short-term trading vehicle. Accordingly, organizations or individuals that use market timing investment strategies and make frequent transfers should not purchase shares of a Portfolio. Shares of the Portfolio are primarily sold through omnibus account arrangements with financial intermediaries as investment options for the Variable Contracts issued by insurance companies, and as investment options for the Qualified Plans. Omnibus accounts generally do not identify customers’ trading activity on an individual basis. The Portfolio’s administrator has agreements which require such intermediaries to provide detailed account information, including trading history, upon request of the Portfolio.

The Portfolio relies on the financial intermediaries to monitor frequent, short-term trading within a Portfolio by their customers. You should review the materials provided to you by your financial intermediary, including, in the case of a Variable Contract, the prospectus that describes the contract, or in the case of a Qualified Plan, the plan documentation, for its policies regarding frequent, short-term trading.  With trading information received as a result of these agreements, the Portfolio may make a determination that certain trading activity would be harmful to the Portfolio and their shareholders, even if such activity is not strictly prohibited by the intermediaries’ excessive trading policy. As a result, a shareholder investing directly or indirectly in the Portfolio may have their trading privileges suspended without violating the stated excessive trading policy of the intermediary. The Portfolio reserves the right, in its sole discretion and without prior notice, to reject, restrict or refuse purchase orders, whether directly or by exchange, including purchase orders that have been accepted by a financial intermediary. The Portfolio seeks assurances from financial intermediaries that they have procedures adequate to monitor and address frequent short-term trading. There is, however, no guarantee that the procedures of the financial intermediaries will be able to curtail frequent, short-term trading activity.

The Portfolio believes that market timing or frequent, short-term trading in any account, including a Variable Contract or Qualified Plan, is not in the best interest of the Portfolio or its shareholders. Due to the disruptive nature of this activity, it can adversely impact the ability of the Adviser or Sub-Adviser to invest assets in an orderly, long-term manner. Frequent trading can disrupt the management of the Portfolio and raise its expenses through: increased trading and transaction costs; forced and unplanned portfolio turnover; lost opportunity costs; and large asset swings that decrease the Portfolio’s ability to provide maximum investment return to all shareholders.  This in turn can have an adverse effect on Portfolio performance.

A Portfolio that invests in foreign securities may present greater opportunities for market timers and thus be at a greater risk for excessive trading. If an event occurring after the close of a foreign market, but before the time a Portfolio computes its current NAV, causes a change in the price of the foreign security and such price is not reflected in the

Portfolio’s current NAV, investors may attempt to take advantage of anticipated price movements in securities held by the Portfolio based on such pricing discrepancies. This is often referred to as “price arbitrage.” Such price arbitrage opportunities may also occur in a Portfolio which does not invest in foreign securities. For example, if trading in a security held by a Portfolio is halted and does not resume prior to the time the Portfolio calculates its NAV, such “stale pricing” presents an opportunity for investors to take advantage of the pricing discrepancy.  Similarly, a Portfolio that holds thinly-traded securities, such as certain small-capitalization securities, may be exposed to varying levels of pricing arbitrage. The Portfolio has adopted fair valuation policies and procedures intended to reduce the Portfolio’s exposure to price arbitrage, stale pricing and other potential pricing discrepancies, however, to the extent that a Portfolio’s NAV does not immediately reflect these changes in market conditions, short-term trading may dilute the value of Portfolio shares, which negatively affects long-term shareholders.

Although the policies and procedures known to the Portfolio that are followed by the financial intermediaries that use the Portfolio and the monitoring by the Portfolio are designed to discourage frequent, short-term trading, none of these measures can eliminate the possibility that frequent, short-term trading activity in the Portfolio will occur. Moreover, decisions about allowing trades in the Portfolio may be required. These decisions are inherently subjective, and will be made in a manner that is in the best interest of a Portfolio’s shareholders.

[ING FUNDS LOGO]

February 1, 2008

VIA EDGAR

Ms. Alison White

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:	ING Partners, Inc. (“Registrant”)
File No. 333-148473

Dear Ms. White:

The Registrant is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Attachments

cc:	Jeffrey S. Puretz
Steven S. Drachman
Dechert LLP